SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)

CENTRAL GARDEN & PET COMPANY

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

153527 10 6

(CUSIP Number)

Brooks M. Pennington III

1280 Atlanta Highway

Madison, Georgia 30650

(706) 342-1234

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

John F. Seegal, Esq.

Orrick, Herrington & Sutcliffe LLP

400 Sansome Street

San Francisco, CA 94111

(415) 773-5797

April 5, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

Page 1 of 7 Pages

CUSIP No. 153527-10-6	13D	Page 2 of 7

1.	Name of Reporting Persons. S.S or I.R.S. Identification Nos. of above persons (entities only) Brooks M. Pennington III

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 555,868[1] 8. Shared Voting Power 0 9. Sole Dispositive Power 555,868[1] 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 555,868[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11) 3.0%[2]

14.	Type of Reporting Person IN

1	Includes 28,167 shares issuable upon the exercise of outstanding options held by Mr. Pennington and exercisable within 60 days of April 5, 2004 and excludes 6,938 shares owned by Mr. Pennington’s wife in which Mr. Pennington disclaims beneficial ownership.
2	Assumes a total of 18,322,518 common shares outstanding as reported for January 30, 2004 in the Form 10-Q filed by the Issuer for the period ended December 27, 2003.

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, $.01 par value (“Central Common Stock”), of Central Garden & Pet Company (“Issuer”), a Delaware corporation. The Issuer’s principal executive offices are located at 3697 Mt. Diablo Boulevard, Lafayette, California 94549.

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of Brooks M. Pennington III (“Mr. Pennington”). Mr. Pennington is a citizen of the United States and his principal business address is Pennington Seed, Inc., 1280 Atlanta Highway, Madison, Georgia 30650. Mr. Pennington’s principal occupation is President of Pennington Seed, Inc. Mr. Pennington is also a member of the Board of Directors of the Issuer.

During the last five years, Mr. Pennington has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Agreement and Plan of Reorganization between Pennington Seed, Inc. (“PSI”), the stockholders of PSI, the Issuer and PS Sub, Inc., a wholly owned subsidiary of the Issuer, dated February 17, 1998, as amended on February 27, 1998 (as amended, the “Merger Agreement”), PSI was merged with and into PS Sub, Inc. Each issued and outstanding share of PSI was converted into $8,161.08 in cash and other consideration and 213.2182 shares of Central Common Stock. Mr. Pennington, prior to the merger, was the beneficial owner of 7,830.24 shares of PSI common stock and following the merger became the beneficial owner of 1,669,552 shares of Central Common Stock. In addition, pursuant to the Merger Agreement, Mr. Pennington was appointed to the Board of Directors of the Issuer.

The foregoing description of the terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 1 hereto, and Amendment No. 1 to that Merger Agreement, a copy of which is attached as Exhibit 2 hereto, both of which are specifically incorporated by reference herein.

Item 4.	Purpose of Transaction.

Mr. Pennington obtained the beneficial interest in the Central Common Stock described in Item 3 as a result of the merger of PSI with and into PS Sub, Inc., a wholly owned subsidiary of the Issuer.

On August 30, 2002, each of Mr. Pennington, BPCB Partners L.P. (“BPCBLP”), and Pennington Partners, L.P. entered into a stock sales plan with Morgan Stanley & Co. Incorporated (“Morgan Stanley”) pursuant to Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended. On December 17, 2002, Mr. Pennington entered into an additional sales plan with Morgan Stanley pursuant to Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended, under which Morgan Stanley is authorized to exercise options owned by Mr. Pennington and sell the underlying securities on his behalf. The description of these sales plans set forth in Item 6 below is incorporated herein by reference in its entirety.

On April 5, 2004, Pennington Partners, L.P., which owned 889,444 shares of Central Common Stock, effected a distribution of 817,644 shares of Central Common Stock to its partners on a pro rata basis, pursuant to the terms of its partnership agreement. Pursuant to this transaction, Mr. Pennington received 202,510 shares of Central Common Stock and Pennington Management Company II, LLC received 7,604 shares of Central Common Stock.

Page 3 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

On August 30, 2002, each of Mr. Pennington, BPCBLP and Pennington Partners, L.P. entered into a stock sales plan with Morgan Stanley pursuant to Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended. On December 17, 2002, Mr. Pennington entered into an additional sales plan with Morgan Stanley pursuant to Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended, under which Morgan Stanley is authorized to exercise options owned by Mr. Pennington and sell the underlying securities on his behalf. The description of these sales plans set forth in Item 6 below is incorporated herein by reference in its entirety.

In the 60 days preceding April 5, 2004, Mr. Pennington effected one sales transaction in Central Common Stock under his Rule 10b5-1(c)(1) sales plan entered on December 17, 2002. The sale was effected by and in the sole discretion of Morgan Stanley and in accordance with the terms of the Rule 10b5-1(c)(1) sales plan entered on December 17, 2002. On March 8, 2004, Morgan Stanley exercised, on behalf of Mr. Pennington, an option to purchase 6,000 shares of Central Common Stock and then sold those same shares. All shares were purchased for $30 per share and sold in the public market for $37.08852 per share.

On April 5, 2004, Pennington Partners, L.P., which owned 889,444 shares of Central Common Stock, effected a distribution of 817,644 shares of Central Common Stock to its partners on a pro rata basis, pursuant to the terms of its partnership agreement. Pursuant to this transaction, Mr. Pennington received 202,510 shares of Central Common Stock and Pennington Management Company II, LLC received 7,604 shares of Central Common Stock.

As a result of these transactions, Mr. Pennington has sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposal, of 527,701 shares of Central Common stock and shared power to vote, or to direct the vote of, and shared power to dispose, or direct the disposition, of no shares of Central Common Stock. Mr. Pennington also holds the right to purchase 28,167 shares of Central Common Stock through stock options exercisable within 60 days of April 5, 2004. Mr. Pennington’s total beneficial holdings (excluding shares over which he disclaims beneficial ownership) represent 3.0% of Central Common Stock outstanding as of January 30, 2004 as reported in the Issuer’s Form 10-Q for the period ended December 27, 2003. The shares and options of Central Common Stock in which Mr. Pennington has a beneficial interest are owned as follows:

(i)	Mr. Pennington individually owns 375,257 shares of Central Common Stock.

(ii)	Mr. Pennington has the right to acquire 28,167 shares of Central Common Stock issuable upon the exercise of outstanding stock options exercisable within 60 days of April 5, 2004.

(iii)	BPCBLP owns 73,040 shares of Central Common Stock. BPCBLP is owned by Mr. Pennington and his children, Christian Pennington and Brooks Pennington IV. The general managing partner of BPCBLP is BPCB Management Company LLC (“BPCBLLC”). BPCBLP and BPCBLLC each have as their principal business address 1210 Maxey Lane, Madison, Georgia 30650. Mr. Pennington is the sole member of BPCBLLC and, as such, has sole voting and dispositive power over the shares of Central Common Stock owned by BPCBLP.

(iv)	Pennington Partners, L.P. owns 71,800 shares of Central Common Stock. Pennington Management Company II, LLC is the general partner of Pennington Partners, L.P. Pennington Partners, L.P. and Pennington Management Company II, LLC each have as their principal business address 1280 Atlanta Highway, Madison, Georgia 30650. Mr. Pennington is the President of Pennington Management Company II, LLC and, as such, has sole voting and dispositive power over the shares of Central Common Stock owned by Pennington Partners, L.P.

(v)	Pennington Management Company II, LLC owns 7,604 shares of Central Common Stock. Its principal business address 1280 Atlanta Highway, Madison, Georgia 30650. Mr. Pennington is the President of Pennington Management Company II, LLC and, as such, has sole voting and dispositive power over the shares of Central Common Stock owned by Pennington Management Company II, LLC.

Page 4 of 7 Pages

Mr. Pennington disclaims beneficial ownership of 6,938 shares of Central Common Stock owned by his wife Patricia Pennington.

As of April 5, 2004, Mr. Pennington ceased to be a beneficial owner of more than 5% of Central Common Stock. Therefore, Mr. Pennington will not be reporting on Schedule 13D on a going forward basis.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Pennington, in his capacity as the sole member of BPCBLLC (the general managing partner of BPCBLP), has the right to vote and dispose of the shares of Central Common Stock owned by BPCBLP. In addition, Mr. Pennington, in his capacity as President of Pennington Management Company II, LLC (the general partner of Pennington Partners, L.P. and owner of Central Common Stock), has the right to vote and dispose of the shares of Central Common Stock owned by Pennington Partners, L.P and the shares of Central Common Stock owned by Pennington Management Company II, LLC.

On August 30, 2002, each of Mr. Pennington, Pennington Partners, L.P. and BPCBLP entered into a stock sales plan with Morgan Stanley pursuant to Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the “Rule 10b5-1 stock plans”). Under these plans, Morgan Stanley is authorized to effect the sale of up to 279,000 shares of Central Common Stock over three years, with a maximum of 93,000 shares to be sold each year. Of the 279,000 total shares authorized for sale under the three Rule 10b5-1 stock plans, 45,600 were held by Mr. Pennington, 215,400 were held by Pennington Partners, L.P., and 18,000 were held by BPCBLP. Morgan Stanley’s authority to sell the shares commenced on November 1, 2002. All sales under the Rule 10b5-1 stock plans are to be made in the discretion of Morgan Stanley and in accordance with the terms, conditions and restrictions of the Rule 10b5-1 stock plans. Neither Mr. Pennington, Pennington Partners, L.P., nor BPCBLP have had, nor shall have, any control, influence, or authority over sales made pursuant to these plans. As of the close of business on April 5, 2004, Morgan Stanley had sold pursuant to the Rule 10b5-1 stock plans and on behalf of Mr. Pennington, Pennington Partners, L.P. and BPCBLP, a total of 30,400 shares, 143,600 shares, and 12,000 shares, respectively, of Central Common Stock.

On December 17, 2002, Mr. Pennington entered into an additional sales plan (the “Rule 10b5-1 option plan”) with Morgan Stanley pursuant to Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended, under which Morgan Stanley is authorized to exercise various options owned by Mr. Pennington and sell the underlying securities on his behalf. Pursuant to the Rule 10b5-1 option plan, Morgan Stanley is authorized to sell, on behalf of Mr. Pennington, up to 126,000 shares of Central Common Stock, with authority to make such sales commencing on August 2, 2003. All sales under the Rule 10b5-1 option plan are to be made in the discretion of Morgan Stanley and in accordance with the terms, conditions and restrictions of the Rule 10b5-1 option plan. Mr. Pennington shall not have any control, influence, or authority over the exercise of options or the sale of underlying securities pursuant to this plan. As of the close of business on April 5, 2004, Morgan Stanley had sold pursuant to the Rule 10b5-1 option plan and on behalf of Mr. Pennington, a total of 47,833 shares of Central Common Stock.

Item 7.	Material to be filed as Exhibits.

The following Exhibits are filed as part of this Schedule 13D Statement:

1.	Agreement and Plan of Reorganization dated as of February 17, 1998 among Pennington Seed, Inc., the stockholders of Pennington Seed, Inc., Central Garden & Pet Company and PS Sub, Inc. (the “Merger Agreement”).*

2.	Amendment No. 1 to the Merger Agreement dated February 27, 1998.*

*	Previously filed.

Page 5 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2004.

/s/ Brooks M. Pennington III

Brooks M. Pennington III

Page 6 of 7 Pages

INDEX TO EXHIBITS

1.	Agreement and Plan of Reorganization dated as of February 17, 1998 among Pennington Seed, Inc., the stockholders of Pennington Seed, Inc., Central Garden & Pet Company and PS Sub, Inc. (the “Merger Agreement”).*

2.	Amendment No. 1 to the Merger Agreement dated February 27, 1998.*

*	Previously filed.

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